VIA EDGAR

November 24, 2025

United States Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bicara Therapeutics Inc. Acceleration Request for Registration Statement on Form S-3 Filed October 3, 2025 File No. 333-290707

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Bicara Therapeutics Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 26, 2025, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Kathryn W. Clerici at (617) 570-1363. If you have any questions regarding this request, please contact Kathryn W. Clerici of Goodwin Procter LLP at (617) 570-1363.

Sincerely,

Bicara Therapeutics Inc.

/s/ Claire Mazumdar
Claire Mazumdar, Ph.D.
Chief Executive Officer

cc:

Ivan Hyep, Bicara Therapeutics Inc.

Lara Meisner, Esq., Bicara Therapeutics Inc.

Kingsley L. Taft, Esq. Goodwin Procter LLP

Gabriela Morales-Rivera, Esq. Goodwin Procter LLP

Kathryn W. Clerici, Esq., Goodwin Procter LLP